Exhibit 99.1

Alpha Tau Announces Full Year 2025 Financial Results and
Provides Corporate Update

- Tremendous activity in recent months, including receipt of Japanese marketing approval, the fifth parallel U.S. trial approval, data from pancreatic cancer trials presented at ASCO GI
Symposium, and the first brain cancer treatment -

- Multiple meaningful milestones targeted in the coming months, including completion of patient recruitment in the U.S. pivotal ReSTART skin cancer trial, in the U.S. pilot IMPACT pancreatic cancer trial, and in the U.S. recurrent glioblastoma multiforme feasibility trial -

- $76.9 million in cash, cash equivalents & deposits provides continued balance sheet strength for clinical advancement and commercial preparation -

JERUSALEM, March 9, 2026 -- Alpha Tau Medical Ltd. (“Alpha Tau”, or the “Company”) (NASDAQ: DRTS, DRTSW), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT®, reported full year 2025 financial results and provided a corporate update.

“The pace of progress at Alpha Tau today is unlike anything we’ve ever seen before,” said Alpha Tau Chief Executive Officer Uzi Sofer. “With a slew of meaningful announcements in the past few months, culminating most recently with our receipt of marketing approval in Japan, our first outside of Israel, and with multiple meaningful milestones targeted for the coming months, we remain laser focused on execution. Clinical trial progress remains our highest priority, with an astounding five clinical trials approved in parallel in the U.S. At the same time, we continue to build out our manufacturing capabilities in New Hampshire as well as our pre-commercial preparations, while entertaining multiple tracks of strategic dialogue with partners who show increasing excitement about the ever-expanding prospects for Alpha DaRT.”

Recent Corporate Highlights:

●	Commercial-Scale U.S. Manufacturing Milestone: In October, Alpha Tau announced the receipt of a radioactive material license for its New Hampshire manufacturing facility, its first commercial-scale facility. The license paves the way for the introduction of radioactive material and continued positive momentum toward initiating Alpha DaRT treatment manufacturing onsite in 2026. Total expected nameplate capacity from the first phase of construction is approximately 400,000 Alpha DaRT sources for local use, subject to a number of operational and clinical assumptions.

●	FDA Approval to Start Prostate Cancer Trial: In December, Alpha Tau announced that the FDA has approved an Investigational Device Exemption (IDE) application to initiate a pilot study for the treatment of patients with locally recurrent prostate cancer using the Company’s Alpha DaRT technology. According to the National Cancer Institute, over 300,000 new cases of prostate cancer were expected to be diagnosed in 2025, and clinical literature indicates that up to 15% of patients treated with external beam radiation therapy can develop local recurrence within 15 years of treatment. The clinical trial is expected to enroll up to 12 U.S. patients with locally recurrent prostate cancer who have demonstrated biochemical recurrence by the Phoenix definition (a rise of PSA levels by 2 ng/mL from the PSA nadir). For more information, please see here: https://clinicaltrials.gov/study/NCT07290998

●	First Patient Treated in U.S. Brain Cancer Trial: In December, Alpha Tau treated its first patient in its pilot study for the treatment of patients with recurrent glioblastoma multiforme (GBM) using the Alpha DaRT technology. According to the National Brain Tumor Society, glioblastoma is one of the most complex, deadly, and treatment-resistant cancers, with an estimated average survival rate of only 8 months, and this pilot study is a key part of Alpha Tau’s broader strategy to bring Alpha DaRT to cancer patients with some of the highest unmet needs. For more information, please see here: https://clinicaltrials.gov/study/NCT06910306

●	First Module Submitted to FDA as Part of Application for Marketing Authorization in Skin Cancer: In January, the Company announced the submission of the first module of its pre-market approval (PMA) application to the U.S. Food and Drug Administration (FDA), following the FDA’s previous decision to allow the Company to use the more flexible modular approach. The Company submitted the module with respect to non-clinical studies as part of an application for the use of Alpha DaRT in treating recurrent cutaneous squamous cell carcinoma (cSCC), the second most common form of skin cancer, for patients not indicated for surgery or standard radiation therapy, and for whom no curative systemic treatment is available.

●	New Positive Data in Pancreatic Cancer Presented at ASCO: In January, investigators from the Company’s first-in-human pancreatic cancer study in Montreal, Canada exploring the use of Alpha DaRT in treating pancreatic ductal adenocarcinoma (PDAC) were awarded two separate presentations at the 2026 ASCO Gastrointestinal Cancers Symposium showcasing results from the trial. The results demonstrated a 22% objective response rate (ORR) and an 81% disease control rate (DCR) across all 32 patients treated in the study, or 23% ORR and 87% DCR when excluding the first two patients, who were deliberately given low dosages in order to examine feasibility and safety only. In addition, investigators presented results showing the immune-preserving profile of Alpha DaRT in PDAC, based on immune markers as well as inflammatory indices known to be negative prognostic indicators, and which typically worsen after other forms of radiation therapy.

●	Received Marketing Approval in Japan for Head and Neck Cancer: In February, Alpha Tau announced the receipt of Japanese marketing approval for Alpha DaRT in unresectable locally advanced or locally recurrent head and neck cancer, marking the first regulatory approval of the Alpha DaRT platform outside Israel. As part of the approval, Alpha Tau will need to conduct a post-market surveillance (PMS) study enrolling 66 patients in total at five selected leading clinical centers in Japan, and the Company’s immediate focus is on working closely with Japanese clinicians to complete the PMS study and to generate high-quality clinical data in patients with unresectable locally advanced or locally recurrent disease.

Expected Upcoming Milestone Targets:

●	Completion of patient recruitment in the ReSTART pivotal U.S. multi-center trial in recurrent cutaneous squamous cell carcinoma at the end of Q1 2026. For more information, please see here: https://www.clinicaltrials.gov/study/NCT05323253

●	Completion of patient recruitment in pancreatic cancer pilot study in the U.S. in Q2 2026. For more information, please see here: https://www.clinicaltrials.gov/study/NCT06698458

●	Initial safety readout from the first three patients in the recurrent GBM trial in Q2 2026, and completion of patient recruitment in the second half of 2026. For more information, please see here: https://clinicaltrials.gov/study/NCT06910306

Financial results for year ended December 31, 2025

R&D expenses for the year ended December 31, 2025 were $32.1 million, compared to $27.0 million for the same period in 2024, due to increased employee compensation and benefits, increased costs of raw materials, and increased third-party contractor expenses (including clinical trial sites).

Marketing expenses for the year ended December 31, 2025 were $1.9 million, compared to $2.3 million for the same period in 2024, due to decreased compensation expenses and travel abroad.

G&A expenses for the year ended December 31, 2025 were $8.4 million, compared to $6.7 million for the same period in 2024, primarily due to increased employee compensation and benefits, including share-based compensation, and increased professional fees (including legal and IR expenses).

Financial expense, net, for the year ended December 31, 2025 was $0.2 million, compared to $4.3 million financial income, net, for the same period in 2024, due to a decrease in income from remeasurement of warrants and in interest from bank deposits as well as increased expense from changes in foreign exchange rates.

For the year ended December 31, 2025, the Company had a net loss of $42.6 million, or $0.53 per share, compared to a net loss of $31.8 million, or $0.45 per share, in the year ending December 31, 2024.

Balance Sheet Highlights

As of December 31, 2025, the Company had cash and cash equivalents, short-term deposits and restricted deposits of $76.9 million, compared to $62.9 million at December 31, 2024.

Annual Report Availability

Alpha Tau’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025, has been filed today with the Securities and Exchange Commission. The Annual Report on Form 20-F can be accessed on the Investor Relations section of Alpha Tau’s website at https://www.alphatau.com and on the SEC’s website at www.sec.gov.

About Alpha DaRT®

Alpha DaRT® (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli oncology therapeutics company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “being,” “will,” “plan,” “may,” “continue,” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, including with respect to clinical trials, regulatory approvals and studies, the NH facility and its manufacturing capabilities, study recruitment, the post-market surveillance study, potential partnerships, projections, objectives, performance, , including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Alpha Tau’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau’s ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau’s limited operating history; (iii) Alpha Tau’s incurrence of significant losses to date; (iv) Alpha Tau’s need for additional funding and ability to raise capital when needed; (v) Alpha Tau’s limited experience in medical device discovery and development; (vi) Alpha Tau’s dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau’s clinical studies to predict final study results; (viii) failure of Alpha Tau’s early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau’s ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau’s Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau’s exposure to patent infringement lawsuits; (xii) Alpha Tau’s ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq’s listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption “Risk Factors” in Alpha Tau’s annual report filed on form 20-F with the SEC on March 9, 2026, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau’s views as of any date subsequent to the date of this press release.

Investor Relations Contact:

IR@alphatau.com

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,
	2024	2025
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$13,724	$12,202
Short-term deposits	45,876	60,924
Restricted deposits	3,255	3,777
Prepaid expenses and other receivables	1,374	1,395

Total current assets	64,229	78,298

LONG-TERM ASSETS:
Long-term prepaid expenses	432	479
Property and equipment, net	13,934	19,661
Operating lease right-of-use assets	7,609	7,214

Total long-term assets	21,975	27,354

Total assets	$86,204	$105,652

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	December 31,
	2024	2025
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$3,531	$3,868
Other payables and accrued expenses	4,133	5,508
Current maturities of operating lease liabilities	1,011	1,131

Total current liabilities	8,675	10,507

LONG-TERM LIABILITIES:
Long-term loan	5,561	6,352
Warrants liability	3,338	5,354
Operating lease liabilities	5,964	6,243
Deferred tax liability	-	97

Total long-term liabilities	14,863	18,046

Total liabilities	23,538	28,553

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Ordinary shares of no-par value per share – Authorized: 362,116,800 shares as of December 31, 2024 and 2025; Issued and outstanding: 70,380,570 and 88,009,737 shares as of December 31, 2024 and 2025, respectively	-	-
Additional paid-in capital	210,175	267,235
Accumulated deficit	(147,509)	(190,136)

Total shareholders’ equity	62,666	77,099

Total liabilities and shareholders’ equity	$86,204	$105,652

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2023	2024	2025

Research and development, net	$26,424	$27,020	$32,065

Marketing expenses	1,924	2,349	1,860

General and administrative	7,332	6,673	8,363

Total operating loss	35,680	36,042	42,288

Financial (income) expenses, net	(6,539)	(4,298)	218

Loss before taxes on income	29,141	31,744	42,506

Tax on income	16	6	121

Net loss	29,157	31,750	42,627

Net comprehensive loss	$29,157	$31,750	$42,627

Net loss per share, basic and diluted	$(0.42)	$(0.45)	$(0.53)

Weighted-average shares used in computing net loss per share, basic and diluted	69,377,922	69,927,566	80,581,440